Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Vringo Inc.:

We consent to the use of our report dated March 16, 2015, incorporated by reference herein, which report appears in the December 31, 2015 Form 10-K of Vringo, Inc.

Our report on the consolidated financial statements dated March 16, 2015 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and negative cash flows from operating activities and may not have sufficient cash or available sources of liquidity to support operating requirements that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

New York, New York

March 17, 2016